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United States
Securities and Exchange Commission
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, V6W 1L2 (Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F /x/	Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes / /	No /x/

    On August 15, 2001, Sparkling Spring Water Group Limited issued a press release announcing record second quarter revenue and EBITDA.

    Exhibit I—Sparkling Spring Water Group Limited press release dated August 15, 2001 announcing record second quarter revenue and EBITDA.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparkling Spring Water Group Limited
	By:	/s/ DAVID M. ARNOLD
	Name:	David M. Arnold
	Title:	Vice President Finance
Date: August 20, 2001

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SIGNATURE